ventracor

Ventracor Limited
ABN 46 003 180 372
126 Greville Street
Chatswood NSW 2067
Sydney Australia
T +61 2 9406 3100
F +61 2 9406 3101
W www.ventracor.com



30 June 2004

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporation Finance
450 Fifth Street, NW
WASHINGTON DC 20549
USA



Dear Ladies and Gentleman

Re: Ventracor Limited
File # 82-4630

Ventracor Limited (the "Company") is furnishing herewith information pursuant to Rule 12g3-2(b)(1)(i) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

The attached documents are being furnished with the understanding that they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments please call the undersigned at (61) 02 9406 3100.

Very truly yours

per K. Callaghan



dlw 7/13

Andrew Geddes
Corporate Communications

encls

ventracor

The ALFRED — Service and Care

asx announcement

## 'Artificial Heart' Pilot Trial 12 Month Update

**Sydney 30 June 2004:** Medical investigators today provided an update on Australia's 'artificial heart' trial at The Alfred hospital in Melbourne.

Chief medical investigators Professors Don Esmore and David Kaye, said this week marked 12 months since the first patient in the trial was implanted with the VentrAssist™ left ventricular assist device (LVAS).

A total of six patients have been implanted with the VentrAssist™ to date. The most recent recipient underwent surgery last week and is in a serious but stable condition. Three recipients have reached 12 months, 10 months and six months since their implants, two other patients have passed away.

Ventracor Chief Executive Officer, Colin Sutton PhD, said the company was very pleased to note the anniversary of its ground breaking trial. "It is a significant milestone and one that should not be underrated," he said.

"All of us involved in the development of the VentrAssist™ sincerely thank all of the patients who have volunteered to take part in this trial. They have contributed to a project with the potential to improve the quality of life for thousands more people worldwide suffering from congestive heart failure," Dr Sutton said.

Dr Sutton added the first anniversary was a timely opportunity to formally thank the dedicated doctors, highly skilled support staff at The Alfred hospital and Ventracor.

Prof Esmore said the two deaths were not unexpected in patients who were so severely ill. One of the recipients had died after bleeding between the lung and the heart, he said. "It was nothing to do with the pump failing, it's just one of the things that can happen," Professor Esmore told *The Age* newspaper this week.

Under the Pilot Trial protocol, patients eligible to be implanted with the VentrAssist™ are gravely ill, are no longer responding to optimal medical therapy and have no other options available to them. The results of the Pilot Trial will be based on outcomes from all patients. While individual results are very important, it is the accumulation of all data on the safety of the system that will decide the outcome of the Pilot Trial.


*For more information, please contact:*

*Andrew Geddes*
*Manager, Investor Relations*
*Ventracor Limited*
*02 9406 3086*

*Trisha Lee*
*Manager, Public Affairs*
*The Alfred hospital*
*03 9276 2354*